

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2012

Via Email
Thomas Lynch
Chief Executive Officer
Frederick's of Hollywood Group Inc.
6255 Sunset Boulevard
Hollywood, CA 90028

> **Re:     Frederick's of Hollywood Group Inc.**
> **Registration Statement on Form S-3**
> **Filed July 20, 2012**
> **File No. 333-182782**
> **Form 10-Q for the Quarterly Period Ended April 28, 2012**
> **Filed June 12, 2012**
> **File No. 001-05893**

Dear Mr. Lynch:

We have limited our review of your filings to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Please respond to our comment on your Exchange Act filing within ten business days.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3, filed July 20, 2012

Prospectus Summary, page 1

1.     We note your response to comment 1 from our letter dated August 15, 2012.  Please include the following disclosure in the filing:

- Disclose the total dollar value of the common stock underlying the convertible preferred stock, dividends and warrants that you have registered for resale (using the number of underlying shares of common stock that you have registered for resale and the market price per share for those securities on the date of the sale of the preferred stock and warrants).

- Explain how you calculated the $2,802,546 in cumulative dividends; i.e., that this amount reflects the conversion of cumulative dividends over a five-year period.
- Compare the number of shares outstanding prior to the transaction that are held by persons other than the selling shareholder, affiliates of the company, and affiliates of the selling shareholder to the number of shares registered for resale on behalf of the selling shareholder. The calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.
- Describe the selling shareholder's and its affiliate's business, any material contacts, investments, or relationships between the issuer and the investor or its affiliates either before or after the private placement. Also describe how the investor and its affiliate, Tokarz Investments, LLC, acquired their shares prior to the May 2012 transaction.

2.     We note in your response to comment 1 from our letter dated August 15, 2012 that in accordance with the additional listing requirements of the NYSE MKT, the company is not permitted to issue to the selling shareholder more than 3,500,000 shares of common stock upon conversion or exercise of the Series A Convertible Preferred Stock or warrants until shareholder approval is obtained relating to such issuance. The company intends on holding an annual meeting of shareholders to approve this issuance in January 2013. Please provide this disclosure in the filing and explain the mechanics of this requirement. For example, describe the provisions of Sections 6.3 and 6.4 of the preferred stock purchase agreement and explain whether the shares could still be issued and the potential effect on the shares listed on NYSE MKT if shareholder approval is not received.  If applicable, provide risk factor disclosure.

Selling Shareholder, page 8

3.     We note your response to comment 2 from our letter dated August 15, 2012 and reissue in part.  We continue to believe that the selling shareholder table should consistently present the total number of shares being registered for resale.  To the extent certain contingencies may reduce the amounts issuable under the terms of your outstanding preferred stock, you can describe them in the footnotes to the table and elsewhere in the filing. For example, where you propose to describe the conversion terms of the preferred stock in plain English in the Summary, you can also describe the adjustments and payments of dividends.

Form 10-Q for the Quarterly Period Ended April 28, 2012

4.     We note the penultimate paragraph of your response letter; however, an authorized company representative must directly provide the Tandy representations. The company should submit on EDGAR a separate letter from an authorized representative of the company including the Tandy representations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the applicable information the Securities Act of 1933, the Securities Exchange Act of 1934, and the Securities Act and the Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact at Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director

Cc:    David Miller
       Graubard Miller